UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C. 20549

     SCHEDULE 13D

     Under the Securities Exchange Act of 1934

     (Amendment No.       6     )*


     RESPONSE TECHNOLOGIES, INC.
     (Name of Issuer)

     Common Stock $.002 Par Value
     (Title of Class of Securities)

     761232-107
     (CUSIP Number)

     Lathrop M. Gates, 2345 Grand Blvd., Suite 2800,
     Kansas City, MO 64108, (816) 292-2000
     (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

     2-8-95
     (Date of Event which Requires Filing of this Statement

If the reporting person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Name of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Person

     Seafield Capital Corporation
     43-1039532

(2)  Check the Appropriate Box               (a)
     if a Member of a Group*                 (b)

(3)  SEC Use Only


(4)  Source of funds*

     WC

(5)  Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

     Missouri

                    (7)  Sole Voting Power
Number of Shares         20,608,500
Beneficially Owned
by Each Reporting   (8)  Shared Voting Power
Person With              130,333

                    (9)  Sole Dispositive Power
                         20,608,500

                    (10) Shared Dispositive Power
                         130,333

(11) Aggregate Amount Beneficially Owned By Each
Reporting Person

                         20,738,833


(12) Check Box if the Aggregate Amount in Row (11)                X
     Excludes Certain Shares*



(13) Percent of Class Represented by Amount in Row (11)

     59.6%

(14) Type of Reporting Person*

     CO


* See Instructions Before Filling Out!
     Item 1.   Security and Issuer.

     This Amendment No. 6 ("Amendment No. 6") to
Schedule 13D concerns the common stock, par value $.002 per share ("Common Stock") of Response Technologies, Inc. ("Response"), whose principal executive offices are at 1775 Moriah Woods Boulevard, Memphis, Tennessee 38117.
Amendment No. 6 amends an original report (the "Original Report") on Schedule 13D respecting a purchase of shares of Common Stock on October 31, 1990, as amended by
Amendment No. 1 to Schedule 13D, dated August 2, 1991 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D, dated November 11, 1991 ("Amendment No. 2"), Amendment
No. 3 to Schedule 13D, dated June 9, 1992 ("Amendment No.
3"), Amendment No. 4 to Schedule 13D, dated August 4, 1992 ("Amendment No. 4"), and Amendment No. 5 to Schedule 13D, dated May 13, 1993 ("Amendment No. 5") (collectively, Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 are sometimes referred to as the "Prior Amendments". The Original Report and the Prior Amendments were filed in paper form; the text of the Original Report and the Prior Amendments is restated herein, in accordance with Regulation S-T, Section 101(a)(2)(ii).

     Item 2.   Identity and Background.

     This report is filed by Seafield Capital Corporation ("Seafield") (formerly named BMA Corporation). Seafield is a Missouri corporation; the address of its principal executive office is 2600 Grand Boulevard, Suite 500, P. O. Box 410949, Kansas City, Missouri 64141. Seafield is a holding company engaged through its subsidiaries in various activities. Its principal interests are in its 82% owned subsidiary, LabOne, Inc. (formerly named Home Office Reference Laboratory, Inc.), a provider of clinical, substance abuse and insurance laboratory testing services, and its interest in Response. Through subsidiaries, Seafield also engages in insurance premium financing, distribution of radiopharmaceuticals, oil and gas investments, real estate tax consulting and providing insurance information and administrative services. Seafield owns various venture capital investments as well as short-term and intermediate-term investment grade securities.

     By means of a press release issued February 10, 1995
(the "Press Release"), a copy of which is attached hereto as Exhibit A and incorporated herein by reference, Seafield announced that it has retained a financial advisor to assist it in considering strategic alternatives to maximize shareholder value. One alternative that Seafield expects to pursue is a merger of Seafield into LabOne, Inc. Such a merger would likely be preceded by Seafield's distribution to shareholders, or other disposition by Seafield, of its shares of Response common stock and other assets.

     Set forth in Schedule 1 hereto are the names, business addresses and principal occupations or employment of the executive officers and directors of Seafield. Schedule 1 reflects the retirement of one director and the appointment of a new director since the date of the most recently filed amendment to the Original Report (i.e., Amendment No. 5). Schedule 1 also reflects the change in titles of certain of the executive officers since the date of Amendment No. 5. Each person listed on
Schedule 1 is a United States citizen.

     During the past five years, neither Seafield nor to is knowledge, any of the persons identified in Schedule 1 has been
(i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.   Source and Amount of Funds or Other
Consideration.

     Described in Item 4 are several acquisition transactions originally reported in the Original Report and the Prior Amendments. All of the funds ($15,919,625) used to acquire the 20,608,500 shares of Common Stock described in Item 4 hereof were either proceeds derived from Seafield's 1990 sale of its former insurance company subsidiary, Business Men's Assurance Company of America ("BMA"), or part of Seafield's working capital.

     Also described in Item 4 is a loan by Seafield which is secured by shares of Response common stock; said loan was originally reported in Amendment No. 4. The funds loaned represented a portion of the proceeds (including investment proceeds) of Seafield's sale of BMA.

     Item 4.   Purpose of the Transaction.

     In the Original Report and the Prior Amendments, the following acquisitions of Response securities were reported:

     (a) On October 31, 1990, a wholly-owned subsidiary of Seafield ("Subsidiary") acquired 5,735,000 shares of common stock (for $.50 per share) and warrants for 6,000,000 shares (4,000,000 exercisable at $.60 per share and 2,000,000 exercisable at $.50 per share). Subsequently all shares of common stock acquired by Subsidiary were transferred to Seafield. The October, 1990 acquisition was pursuant to an agreement (the "Agreement") providing for the purchase in rounds 2 and 3 of an additional 4,000,000 shares of common stock for $.50 per share (together with warrants for 2,000,000 shares exercisable at $.75 per share and 1,000,000 shares exercisable at $1.00 per share), subject to certain conditions and satisfaction by Response of certain performance criteria.

     (b)  On July 25, 1991, Subsidiary acquired the
4,000,000 round 2 and 3 shares of common stock for $.50 per share and the round 2 and 3 warrants for the purchase of 3,000,000 shares of common stock pursuant to an amendment to the Agreement which accelerated the acquisition date for the rounds 2 and 3 shares, eliminated Response's "call" rights respecting warrants and changed the exercise period of rounds 2 and 3 warrants. Subsequently, all shares of common stock acquired by Subsidiary were transferred to Seafield.

     (c) On November 1, 1991, Subsidiary exercised the warrant for 4,000,000 shares of common stock granted to it at the time of its initial investment on October 31, 1990, thereby purchasing such shares; the purchase price paid was the $.60 per share exercise price set out in the warrant. Simultaneously, all shares acquired by Subsidiary were transferred to Seafield.

     (d) On May 28, 1992, Subsidiary exercised the warrant for 2,000,000 shares of common stock granted to it at the time of its initial investment on October 31, 1990 and the rounds 2 and 3 warrants for an aggregate of 3,000,000 shares of common stock; and Subsidiary simultaneously transferred all of such shares to Seafield. The purchase prices paid were the $.50, $.75 and $1.00 exercise prices set out in said warrants.

     (e) On May 3, 1993, Seafield exercised subscription rights granted by Response pursuant to a rights offering made to all Response shareholders; pursuant thereto, Seafield purchased
1,873,500 shares.

     All shares of Response common stock acquired by Subsidiary or Seafield were acquired as an investment.

     In Amendment No. 4, a loan by Seafield to Response's then President (now, Chairman of the Board), William H. West, M.D., in the amount of $500,000 was reported. The loan was evidenced by a non-recourse promissory note bearing interest at the rate of 6.74% per annum, compounding semi-annually and payable together with principal in July, 1996. The loan was secured by Dr. West's pledge of 130,333 shares of Response common stock to Seafield.

     Seafield stated in the Original Report and the Prior Amendments that, except for rights granted Seafield in the Agreement which are no longer material, it had no plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of Response, or the disposition of securities of Response; (ii) an extraordinary corporate transaction involving Response or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Response or any of its subsidiaries; (iv) any change in the present board of directors or management of Response; (v)
any material change in the present capitalization or dividend
policy of Response; (vi)   any other material change in
Response's business or corporate structure; (vii) any change in Response's charter or bylaws which may impede the acquisition of control of Response by any person; (vii) causing a class of Response's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Response being eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any act similar to to any of those enumerated above.

     The foregoing statement remains accurate, except that, as described in the Press Release, Seafield now is contemplating a merger with its 82% owned Subsidiary, LabOne, Inc.; such a merger would likely be preceded by a distribution to Seafield shareholders, or other disposition by Seafield, of its Response shares and other assets.

     Item 5.   Interest in Securities of the Issuer.

     (a), (b), (c) and (d)

          At present and as previously reported in the Original Report and the Prior Amendments, Seafield beneficially owns 20,738,833 shares of Response common stock. Of those, Seafield currently has sole power to vote and dispose of 20,608,500 shares; however, with respect to 130,333 shares which have been pledged to it ("Pledged Shares") to secure a loan, Seafield does not have the right to exercise any voting or other rights (including the right to dividends) unless a default under the note evidencing such loan ("Note") or the pledge agreement respecting such loan ("Pledge Agreement") occurs. All such rights, including the right to dividends on such shares are retained by the owner of such shares, who was the beneficiary of such loan, unless and until a default occurs. Defaults include (i) failure to pay any obligation under the Note or Pledge Agreement when the same is due, (ii) the death of the beneficiary of such loan, the failure of the beneficiary to pay his debts or the institution of bankruptcy proceedings by or against the beneficiary, or (iii) the breach of any representation, warranty or agreement made by the beneficiary in the Note or the Pledge Agreement. If such a default occurs, Seafield has rights under the Pledge Agreement which include the right to (a) receive all cash dividends payable with respect to the Pledged Shares, (b) exercise any and all voting and other rights with respect to the Pledged Shares, and (c) cause the Pledged Shares to be transferred of record into Seafield's name or the name of Seafield's nominee.

          The number of shares beneficially owned by Seafield, including the Pledged Shares, constitutes approximately 59.6% of Response's outstanding common stock, calculated in accordance with Exchange Act Rule 13d-3(d)(1). This percentage does not reflect shares subject to issue upon exercise of warrants, stock options or upon conversion of shares of Series A Convertible Preferred Stock of Response presently outstanding and owned by persons other than Seafield.

          Certain of the persons named in Schedule 1 are known by Seafield to beneficially own shares of Response stock. To Seafield's knowledge, these shares were acquired by such persons solely for investment purposes and such persons have sole power to vote and dispose of such shares. Seafield disclaims any beneficial ownership in any of such shares. The persons known to Seafield to beneficially own such shares and the number of such shares beneficially owned by such persons (with an indication of the shares which there is a right to acquire) are as follows:

                              Number
     Name                     of Shares

     W. Thomas Grant, II          2,000
     Michael E. Herman           10,000
     P. Anthony Jacobs           22,000
     James R. Seward             22,000
     William H. West, M.D.    3,701,300

     1,091,400 of the shares benefically-owned by Dr. West consist of options or warrants which Dr. West currently has the right to exercise.

     (e)  Not Applicable.

     Item 6.   Contracts, Arrangements, Understandings
or Relationships With Respect to Securities of the Issuer.

     Under the Agreement, Seafield is entitled to have two representatives nominated for election to the Response board of directors at annual meetings of shareholders. However, under Tennessee law and Response's charter, Seafield's ownership of a majority of the issued and outstanding shares of Response stock would entitle it to elect a greater number than two of the members of the Response board of directors, as the board is presently constituted.

     Under the Agreement, Response is not entitled to pay dividends or redeem or otherwise make distributions with respect to its capital stock (other than dividends payable on shares of Response's Series A Convertible Preferred Stock), without Seafield's consent.

     Under the Agreement, Response is not entitled to merge or engage in other transactions that might result in a preference allocations to holders of Response's Series A Convertible
Preferred Stock of cash or securities received in such a transaction, unless Seafield consents thereto.

     Pursuant to the Agreement, as amended, the issuance by Response of additional shares of its common stock is restricted as therein set forth unless Seafield consents.

     Neither the Note nor the Pledge Agreement impose any restrictions with respect to shares of Response common stock.

     Item 7.   Exhibits.

     (a) Securities Purchase Agreement, with Exhibits A through D (forms of warrants certificates)*

     (b)  Assignment of Securities Purchase Agreement*

     (c)  Amendment No. 1 to Securities Purchase
Agreement, with Exhibits A and B (forms of warrants certificates)**

     (d)  Stock Pledge Agreement***

     (e)  Non-Recourse Promissory Note***

* Filed as exhibits to the Original Report in paper and incorporated herein by reference.

**   Filed as exhibit to Amendment No. 1 in paper and
incorporated herein by reference.

*** Filed as exhibits to Amendment No. 4 in paper and incorporated herein by reference.


     SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     SEAFIELD CAPITAL CORPORATION



     By:  /S/ W. Thomas Grant II
          W. Thomas Grant II,
          Chairman of the Board

Date:  February 17, 1995

     SCHEDULE 1

     Directors of
     Seafield Capital Corporation


     Name, Occupation and Business Address

Lan C. Bentsen, Chairman, Sovereign National Management, Inc.
(Property Management), 123 N. Post Oak Lane, Suite 400,
Houston, Texas 77024

John C. Gamble, Managing Partner, Allen Matkins, Leck,
Gamble and Mallory (Law), 18400 Von Karmen, 4th Floor,
Irvine, California 92715

William D. Grant, Consultant to Seafield Capital Corporation,
2600 Grand Boulevard, Suite 500; Post Office Box 410949,
Kansas City, Missouri 64141

W. Thomas Grant, II Chairman of the Board and Chief Executive Officer, Seafield Capital Corporation, 2600 Grand Boulevard, Suite 500;
Post Office Box 410949, Kansas City, Missouri 64141

Michael E. Herman, Private Investor, 9300 Ward Parkway,
Post Office Box 8480, Kansas City, Missouri 64141

P. Anthony Jacobs, President and Chief Operating Officer,
Seafield Capital Corporation, 2600 Grand Boulevard, Suite 500;
Post Office Box 410949, Kansas City, Missouri 64141

David W. Kemper, Chairman, President and Chief Executive Officer,
Commerce Bancshares, Inc. (Banking), 1000 Walnut, 18th Floor,
Post Office Box 13686, Kansas City, Missouri 64199

John H. Robinson, Jr., Managing Partner, Black & Veatch
(architecture and engineering) Corporate Woods,
Building 27, 10975 Grandview, Overland Park, Kansas 66210

James R. Seward, Executive Vice President and Chief Financial Officer, Seafield Capital Corporation, 2600 Grand Boulevard, Suite 500;
Post Office Box 410949, Kansas City, Missouri 64141

Dennis R. Stephen, Vice President - Life Operations,
Tennessee Farmers Insurance Companies (life insurance),
Post Office Box 307, Columbia, Tennessee 38401


     Executive Officers
     Seafield Capital Corporation

Name and Position

W. T. Grant, II, Chairman of the Board and Chief Executive Officer, Seafield Capital Corporation

P. Anthony Jacobs, President and Chief Operating Officer,
Seafield Capital Corporation

James R. Seward, Executive Vice President and Chief Financial Officer, Seafield Capital Corporation

Steven K. Fitzwater, Vice President, Chief Accounting Officer and Secretary, Seafield Capital Corporation

                         2600 Grand Boulevard,
                         Suite 500
                         Post Office Box 410949
                         Kansas City, Missouri 64141

Bert H. Hood             Chairman, President and Chief Executive Officer
                         LabOne, Inc.(laboratory testing)
                         10310 West 84th Terrace
                         Lenexa, Kansas 66214

William H. West, M.D.    Chairman and Chief Executive Officer
                         Response Technologies, Inc.
                         1775 Moriah Woods Boulevard
                         Memphis, Tennessee 38117

EXHIBIT A

Press Release

     Seafield Capital Corporation (Seafield) announced today that it has retained Alex. Brown and Sons Incorporated as financial advisor to assist the Company in considering strategic alternatives to maximize shareholder value.

     Seafield is a holding company that owns 82% of LabOne, Inc. (NASDAQ-"LABS") and 59% of Response
Technologies, Inc. (ASE-"RTK") as well as a number of other investments and cash equivalents. LabOne, Inc. is the nation's leading insurance laboratory testing company and Response Technologies, Inc. is a prominent cancer treatment company with over 30 treatment centers.

     One alternative that the Company expects to pursue is a cash-option merger of Seafield into LabOne. In this regard, the Company has made an initial presentation to LabOne's Board of Directors. In such a merger, Seafield shareholders may have the option of receiving cash as well as shares of LabOne. Such a merger would likely be preceded by Seafield's distribution to shareholders, or other disposition by Seafield, of its Response stock and other assets. If a definitive agreement with LabOne is reached, it is anticipated that such a merger would not occur until the early part of 1996 because of the time required to complete anticipated asset sales as well as shareholder and other approvals.

     Seafield's Board also will consider other business combination proposals that are presented to it. Seafield cautioned that there can be no assurances that either a merger with LabOne or any other business combination will occur.